June 26, 2018

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance

100 F Street N.E.
Washington, D.C. 20549

Re:	HyreCar, Inc.

Registration Statement on Form S-1
File No. 333-22517

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, (the “Securities Act”) we, as Representatives of the several underwriters, hereby join in the request of HyreCar, Inc., a Delaware corporation (the “Company”), for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m., Eastern Time, on June 26, 2018, or as soon thereafter as practicable.

Pursuant to Rule 418(a)(7) and Rule 460 under the Securities Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 7, 2018;

●	Dates of Distribution: June 7, 2018 through date hereof

●	Number of prospectuses furnished to institutional investors: approximately 50

●	Number of prospectuses furnished to individuals: approximately 400

●	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 15

We have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will participate in the distribution of the securities registered thereunder.

We, the undersigned, as Representative of the several underwriters, have complied and we have been informed by the underwriters that they have complied with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

If you have any questions or comments regarding this request, please call our legal counsel, Philip Magri, Esq., at (954) 303-8027.

Sincerely,

NETWORK 1 FINANCIAL SECURITIES, INC.

/s/ Damon D. Testaverde
Damon D. Testaverde
Director of Investment Banking

The Galleria • 2 Bridge Avenue
Suite 241 • Red Bank, NJ 07701-1106
Phone: 732-758-9001 • Toll Free: 800-886-7007 • Fax: 732-758-6671

Member FINRA/SIPC